UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                                EQUITY ONE, INC.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    690113105
                                 (CUSIP Number)

                               Steven J. Glusband
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 11, 2008
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format will include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294752100

1   NAME OF REPORTING PERSON: David Wertheim
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                         (b) [X]
3   SEC USE ONLY

4   SOURCE OF FUNDS:  BK, HC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER OF      7     SOLE VOTING POWER: 0 shares of Common Stock
SHARES
BENEFICIALLY   8     SHARED VOTING POWER:  5,099,445 shares of Common Stock
OWNED BY
EACH           9     SOLE DISPOSITIVE POWER: 0 shares of Common Stock
REPORTING
PERSON WITH    10    SHARED DISPOSITIVE POWER: 5,099,445 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                5,099,445 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                           [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.89 %

14  TYPE OF REPORTING PERSON: IN

CUSIP No. 294752100

1   NAME OF REPORTING PERSON: Drorit Wertheim

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                         (b) [X]
3   SEC USE ONLY

4   SOURCE OF FUNDS:  BK, HC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER OF      7     SOLE VOTING POWER: 0 shares of Common Stock
SHARES
BENEFICIALLY   8     SHARED VOTING POWER:  5,099,445 shares of Common Stock
OWNED BY
EACH           9     SOLE DISPOSITIVE POWER: 0 shares of Common Stock
REPORTING
PERSON WITH    10    SHARED DISPOSITIVE POWER: 5,099,445 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                5,099,445 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                           [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.89 %

14  TYPE OF REPORTING PERSON: IN

CUSIP No. 294752100

1   NAME OF REPORTING PERSON: Nathan Hetz

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                         (b) [X]
3   SEC USE ONLY

4   SOURCE OF FUNDS:  BK, HC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER OF      7     SOLE VOTING POWER: 18,200 shares of Common Stock
SHARES
BENEFICIALLY   8     SHARED VOTING POWER:  5,099,445 shares of Common Stock
OWNED BY
EACH           9     SOLE DISPOSITIVE POWER: 18,200 shares of Common Stock
REPORTING
PERSON WITH    10    SHARED DISPOSITIVE POWER: 5,099,445 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                5,117,645 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                           [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.91%

14  TYPE OF REPORTING PERSON: IN

CUSIP No. 294752100

1   NAME OF REPORTING PERSON: Klara Hetz

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                         (b) [X]
3   SEC USE ONLY

4   SOURCE OF FUNDS:  BK, HC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER OF      7     SOLE VOTING POWER: 0 shares of Common Stock
SHARES
BENEFICIALLY   8     SHARED VOTING POWER:  5,099,445 shares of Common Stock
OWNED BY
EACH           9     SOLE DISPOSITIVE POWER: 0 shares of Common Stock
REPORTING
PERSON WITH    10    SHARED DISPOSITIVE POWER: 5,099,445 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                5,099,445 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                           [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.89 %

14  TYPE OF REPORTING PERSON: IN

         This Amendment No. 6 to the Statement on Schedule 13D dated October 17, 2000 is being filed to report intention of AH Investments US, L.P., a Delaware Limited Partnership ("AH Investments"), to divest itself of up to 500,000 shares of common stock, $0.01 par value (the "Common Stock"), of Equity One, Inc., a Maryland corporation (the "Issuer") held by it. Mr. David Wertheim, his sister, Ms. Drorit Wertheim, Mr. Nathan Hetz and his spouse, Mrs. Klara Hetz, control AH Investments.

Item 2.       Identity and Background

         This Statement is being filed by David Wertheim, his sister, Drorit Wertheim, Nathan Hetz and his spouse Klara Hetz.

         Mr. David Wertheim, a citizen of the State of Israel, is managing director of M. Wertheim (Holdings) Ltd. ("Wertheim Holdings"), an Israeli holding company owned by him (69%) and his sister, Drorit Wertheim (26%) and Gazit Rotenberg & Co. (5% held in trust for Drorit Wertheim). Wertheim Holdings owns equity interests in several companies engaged in real estate, media, high tech and finance. The principal business and office address of Wertheim Holdings is 7 Jabotinsky Street, Ramat Gan, Israel. Mr. David Wertheim is a director of Alony Hetz Properties & Investments, Ltd. ("AHPI"), whose shares trade on the Tel Aviv Stock Exchange (the "TASE"), Wertheim Holdings and its affiliates and other private companies. Mr. David Wertheim's residence address is 49 Sheshet Hayamim Street, Ramat Hasharon, Israel.

         Ms. Drorit Wertheim, a citizen of the State of Israel, is the owner and chief executive officer of Country Floors Ltd., an Israeli private company engaged in importing construction products. Ms. Drorit Wertheim's residence address is PO BOX number 220, 60991, Israel.

         Mr. Hetz, a citizen of the State of Israel, is chief executive officer of AHPI (see above). Mr. Hetz is also the managing director of several private holding companies, whose main investment is their ownership interest in AHPI and that are controlled by Mr. Hetz (50%) and Mrs. Hetz (50%). The principal business and office address of these companies is c/o Klara and Nathan Hetz, 11 Hapardess Street, Kiryat Ono, Israel. Mr. Hetz serves as chairman of the board of directors of Amot Investments Ltd. and as a member of the board of AHPI, both of which companies are listed on the TASE. Mr. Hetz also serves as a member of the board of PSP Swiss Property AG, a company traded on the Zurich Stock Exchange, Equity One, a company traded on NY Stock Exchange, First Capital Realty, a company traded on Toronto Stock Exchange. The residence address of Mr. Hetz is 11 Hapardess Street, Kiryat Ono Israel.

         Mrs. Hetz, a citizen of the State of Israel, is a homemaker. Mrs. Hetz serves as a director on the board of directors of several family owned holding companies. Mrs. Hetz's residence address is 11 Hapardess Street, Kiryat Ono Israel.

         AHPI is controlled by Wertheim Holdings (25.20%) and Mr. and Mrs. Hetz through private Israeli holding companies (21.38%). Pursuant to a shareholders agreement entered into by these parties and dated October 31, 1996 (the "Shareholders Agreement") the parties agreed to vote at AHPI's general meetings of shareholders in a manner to be decided upon at preliminary meetings that will be held by the parties before such general meetings. The parties further granted each other a right of first refusal in the event either party reduces or intends to reduce its shareholdings in AHPI to 6,000,000 or less shares and proposes to sell any of such shares to a third party. The term of the Shareholders Agreement is ten years or for as long as one of the parties holds 5% of the issued and outstanding share capital of AHPI on a fully diluted basis.

         During the last five years, none of Mr. Wertheim, Ms. Wertheim Mr. Hetz or Mrs. Hetz has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws, or finding any violation with respect to such laws.

Item 4.       Purpose of Transaction

         ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

         As of May 11, 2008, AH Investments has made a decision to divest itself of up to 500,000 shares of Common Stock of the Issuer held by it.

         Apart from the foregoing, none of the Mr. Wertheim, Ms. Wertheim, Mr. Hetz or Mrs. Hetz has any plan or proposal, directly or through their controlling beneficial interest in Wertheim Holdings, AHPI, AH Holdings US, Inc. ("AH Holdings"), or AH Investments (or in his or her capacity as a director of Wertheim Holdings and AHPI, AH Holdings or AH Investments) currently has any plan or proposal, directly or indirectly, which relates to or would result in:

                  (a) the acquisition by any person of additional securities of the Issuer;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

                  (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of the Issuer;

                  (f) any other material change in the Issuer's business or corporate structure;

                  (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j) any action similar to any of those enumerated above.

Item 5.       Interest in Securities of the Issuer

         ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:


         (a) and (b) Each of David Wertheim, Drorit Wertheim, Nathan Hetz and Klara Hetz is the indirect beneficial owner of 5,099,445 shares of Common Stock, or approximately 6.89% of the 74,015,000 shares of Common Stock of the Issuer issued and outstanding as of May 11, 2008. All the above numbers of issued and outstanding shares of the Issuer and percentages of ownership are based on information provided by the Issuer.

         AH Investments is the record holder of 4,942,914 shares of Common Stock and AH Holdings is the record holder of 156,531 shares of Common Stock. AH Investments is a limited liability partnership in which AH Holdings is the general partner and AHPI is the limited partner. AH Holdings is a Delaware wholly owned subsidiary of AHPI. AHPI is an Israeli corporation, whose shares trade on the Tel Aviv Stock Exchange, which is (46.59%) controlled by Wertheim Holdings (25.20%), and Mr. and Mrs. Hetz through private holding companies (21.38%). Wertheim Holdings is an Israeli holding company owned by Mr. David Wertheim (69%) and his sister, Drorit Wertheim (26%) and Gazit Rotenberg & Co. (5% held in trust for Drorit Wertheim). Pursuant to the Shareholders Agreement entered into by these parties and dated October 31, 1996 pertaining to, among others, the voting of their shares of AHPI. Each of the Mr. Wertheim, Ms. Wertheim, Mr. Hetz and Mrs. Hetz has shared voting power with each other with respect to the 5,099,445 shares of Common Stock.

         In addition Mr. Nathan Hetz directly holds 18,200 shares of Common Stock, or approximately 0.024% of the 74,015,000 shares of Common Stock of the Issuer issued and outstanding as of May 11, 2008.

          (c) Except for the transactions described in Item 4 above and the receipt by Mr. Hetz of 18,200 shares of Common Stock of the Issuer under the Equity One Directors Plan, Mr. Wertheim, Ms. Wertheim, Mr. Hetz and Mrs. Hetz have not effected, directly or indirectly (through Wertheim Holdings, AHPI, AH Holdings or AH Investments) any transactions in the shares of Common Stock of the Issuer during the sixty (60) days prior to the filing of this Statement.

          (d) Not applicable.

          (e) Not applicable.

Item 7.       Material to be Filed as Exhibits.


Exhibit 1.    Joint Filing Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Amendment to the Statement is true, complete and correct.


Date:    May 11, 2008


                                            /s/David Wertheim
                                            -----------------
                                               David Wertheim



                                           /s/Drorit Wertheim
                                           ------------------
                                              Drorit Wertheim



                                            /s/Nathan Hetz
                                            --------------
                                               Nathan Hetz



                                            /s/ Klara Hetz
                                            --------------
                                            Klara Hetz

                                                                       EXHIBIT 1


                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Amendment No. 6 to
Schedule 13D relating to the shares of Common Stock, par value $0.01 per share, of Equity One, Inc., as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

Date:    May 11, 2008



                                            /s/David Wertheim
                                            -----------------
                                               David Wertheim



                                           /s/Drorit Wertheim
                                           ------------------
                                              Drorit Wertheim



                                            /s/Nathan Hetz
                                            --------------
                                               Nathan Hetz



                                            /s/ Klara Hetz
                                            --------------
                                            Klara Hetz